UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED December 31, 2002 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              ConsecoSave Plus Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032

                              CONSECOSAVE PLUS PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Auditors.......................................................................    3

         Statement of Net Assets Available for Benefits - December 31, 2002 and 2001..........................    4

         Statement of Changes in Net Assets Available for Benefits
             for the year ended December 31, 2002.............................................................    5

         Notes to Financial Statements........................................................................    6

      Supplemental Schedule(1)................................................................................    12

----------------

(1) Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

  b)  Exhibits

         23        Consent of Independent Auditors

         99.1      Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
                   Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                                        2

                        REPORT OF INDEPENDENT AUDITORS




To the Participants and Plan Trustees of the ConsecoSave Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ConsecoSave Plus Plan (the "Plan", formerly the ConsecoSave Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP



July 11, 2003

                              CONSECOSAVE PLUS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2002 and 2001





                                                                                         2002               2001
                                                                                     ------------       ------------
Assets:

   Investments at fair value                                                          $158,896,045      $214,244,117

   Employer contribution receivable                                                      5,147,356         7,683,168

   Employee contribution receivable                                                        391,605           544,502
                                                                                      ------------      ------------

         Total assets                                                                  164,435,006       222,471,787

Liabilities:

   Excess contribution refunds due to participants                                            -              976,378
                                                                                      ------------      ------------

         Net assets available for benefits                                            $164,435,006      $221,495,409
                                                                                      ============      ============



















   The accompanying notes are an integral part of these financial statements.

                              CONSECOSAVE PLUS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the year ended December 31, 2002






Investment income (loss):

   Interest and dividends                                                             $  3,479,009

   Net depreciation in the fair value of investments                                   (44,398,416)
                                                                                      ------------

      Net investment loss                                                              (40,919,407)
                                                                                      ------------

Contributions:

   Employee contributions                                                               22,148,103

   Employer contributions                                                                5,147,356
                                                                                      ------------

      Total contributions                                                               27,295,459
                                                                                      ------------

Deductions:

   Benefits paid                                                                        43,425,392

   Administrative expenses                                                                  11,063
                                                                                      ------------

      Total deductions                                                                  43,436,455
                                                                                      ------------

Net decrease                                                                           (57,060,403)

Net assets available for benefits, beginning of year                                   221,495,409
                                                                                      ------------

Net assets available for benefits, end of year                                        $164,435,006
                                                                                      ============




   The accompanying notes are an integral part of these financial statements.


                              CONSECOSAVE PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.  Summary of Significant Accounting Policies

The accompanying financial statements of the ConsecoSave Plus Plan (the "Plan", formerly the ConsecoSave Plan prior to its name change effective October 1,
2002) have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

On December 17, 2002, Conseco Inc. ("Conseco") and certain other affiliates (collectively referred to as the "Debtors") filed petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois (the "Bankruptcy Court"). On March 18, 2003, the Bankruptcy Court approved the Debtors Plan of Reorganization (the "Plan of Reorganization") as described in the Debtors' Disclosure Statement, as containing adequate information, as such term is defined in Section 1125 of the Bankruptcy Code, to permit the solicitation of votes from creditors on whether or not to accept the Plan of Reorganization. Conseco Services, LLC ("CSL"), a wholly-owned subsidiary of Conseco and the Plan Sponsor, was not included in the petitions filed by the Debtors. The impact that the Plan of Reorganization may have on the operations of Conseco and its subsidiaries, including the Plan sponsor, cannot be accurately predicted or quantified.

The assets of the Plan are not subject to the claims of the creditors of the Debtors' that have filed petitions for reorganization and the Plan is continuing to operate as in the past.

Investments

The Plan provides the following investment options for voluntary employee contributions:

Conseco 20 Fund (a)
Conseco Balanced Fund (a)
Conseco Convertible Securities Fund (a)
Conseco Equity Fund (a)
Conseco Fixed Income Fund (a)
Conseco High Yield Fund (a)
American Funds Growth Fund of America (c)
American Funds Euro Pacific Growth Fund (c)
Ariel Appreciation Fund (c)
Dreyfus Bond Market Index Fund (c)
Dreyfus International Stock Index Fund (c)
Dreyfus Midcap Index Fund (c)
Dreyfus Small Cap Stock Index Fund (c)
MFS Value Fund (c)
Prudential Jennison Equity Opportunity Fund (c)
Prudential Stable Value Fund (c)
Vanguard Institutional Index (b)
Interest Income Fund
Conseco Stock Portfolio

---------------

(a) Such funds are offered by Conseco Fund Group, which is managed by Conseco Capital Management, Inc., a wholly owned subsidiary of Conseco.

(b)  Such investment option was added in 2001.

(c)  Such investment options were added in 2002.

The Conseco Fund Group Money Market Fund was discontinued as an investment option in 2002.

                              CONSECOSAVE PLUS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



1.  Summary of Significant Accounting Policies (Continued)


Investments (continued)

The Conseco Stock Portfolio invests solely in the common stock of Conseco. The Conseco common stock is valued at the average of the high and low quoted market prices in the over the counter market at the end of each trading day. Effective August 9, 2002, no additional participant contributions were permitted to be invested in the Conseco Stock Portfolio.

The Interest Income Portfolio consists of guaranteed interest contracts. The guaranteed interest contracts are carried at accumulated contract values, which are cost adjusted for interest credited (at an average rate of 4.88 percent for the year ended December 31, 2002). Such carrying value approximates fair value. The interest rate on the guaranteed interest contracts at December 31, 2002 and 2001, was 4.75 percent and 5.00 percent, respectively. Effective January 1, 2003, the Interest Income Fund was discontinued and such amounts were invested in the Prudential Stable Value Fund.

The Prudential Stable Value Fund is a bank collective investment fund which invests in investment contracts and security-backed contracts, both of which are benefit responsive. The investment contracts are carried at contract value which represents contributions made under the contract less any participant-directed withdrawals plus accrued interest at the contract rate. The security-backed contracts are carried at contract value, in the aggregate, which consists of the market value of the underlying securities, accrued interest on the underlying securities, and the fair value of the contract value liquidity agreements, which generally represents the difference between the contract amounts and market values of the underlying securities plus accrued interest. The contract value approximates fair value for all investment contracts and security-backed contracts.

The remaining funds are valued using the net asset value at the end of each New York Stock Exchange business day.

                              CONSECOSAVE PLUS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


1.  Summary of Significant Accounting Policies (Continued)

Investments (continued)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Operating expenses and maintenance fees incurred during the year ended December 31, 2002, of $432,237, were paid by CSL, the Plan sponsor on behalf of the Plan. Future payment of such expenses by CSL is at its discretion.

Tax Status

Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code (the "IRC"), the Plan is qualified and the ConsecoSave Trust, a trust established under the Plan, is tax-exempt as stated in a determination letter received from the Internal Revenue Service dated May 12, 2003. The Plan has been amended since receiving its last determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The net assets available for benefits in the accompanying financial statements are approximately $47,000 higher than such assets available for benefits as reported in the Form 5500. Such amount represents accrued benefits approved for distribution but not paid as of December 31, 2002.

Risks and Uncertainties

The Plan provides for various investment options pursuant to which the underlying investments are exposed to various risks, such as interest rate, market or credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.  Plan Description

The Plan is a defined contribution plan pursuant to Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established on April 1, 1989, and amended and restated on January 1, 1993, October 1, 1995, January 1, 1997, and November 15, 1999, the Plan includes all employees of CSL as determined pursuant to the Plan of CSL and any participating employer (unless otherwise excluded pursuant to the Plan). Participation is voluntary. Every employee is eligible to become a participant on the first day of the first month (fourth month prior to October 1, 2002) immediately following the employee's date of hire.

Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 30.0 percent (15 percent prior to October 1, 2002) of the participant's annual earnings or the maximum amount specified by federal tax law ($11,000 for pre-tax contributions for 2002). Participants can make pre-tax and/or after-tax contributions. Participants designate the portfolios in which their contributions are invested.

                              CONSECOSAVE PLUS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



2.  Plan Description (continued)


Employer contributions are at the discretion of the Plan sponsor and may be made in Conseco Stock, cash to be used to purchase Conseco Stock, or in cash. Prior to 2002, the employer contributions were made in Conseco Stock and were equal to 50 percent of each eligible participant's pre-tax contributions, up to a maximum of 6 percent of the participant's annual earnings. For 2002, the employer contributions were made in cash and were equal to 50 percent of each eligible pre-tax contributions to the Plan during the first nine months of 2002, up to a maximum of 6 percent of the participant's earnings compensation earned through the nine months ended September 30, 2002. The employer contribution receivable at December 31, 2002 represents the employer contributions for 2002 as described in the previous sentence. There was no employer contribution related to the last three months of 2002.

ERISA and the IRC provide that qualified plans, such as the Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k)(3) and 401(m) limits and all earnings attributable to such contributions. Amounts in excess of the limits discussed above are presented in the statement of net assets available for benefits as "Excess contribution refunds due to participants" and generally were refunded within 2-1/2 months of the Plan's year end.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after five years of service (six years prior to October 1, 2002). At December 31, 2002 and 2001, forfeited non-vested amounts totaled $227,700 and $328,613, respectively. These non-vested interests of withdrawn participants were used to reduce the employer contribution receivable at December 31, 2002 and 2001. Participant accounts are credited for the return on their investments in proportion to their investment in the respective fund within the Plan.

Benefits under the Plan are paid in cash in a lump sum, in quarterly or annual installment payments, whole shares of Conseco common stock, or a combination thereof. Participants may make withdrawals after reaching age 55 or 59 1/2, and under certain circumstances are allowed to make hardship withdrawals and after-tax deposit account withdrawals. Participants are permitted to transfer account balances between portfolios at any time in 1.0 percent increments. Prior to the suspension of additional investments in the Conseco Stock Portfolio on August 9, 2002, transfers involving participant-directed contributions to the Conseco Stock Portfolio could only be made during a 10-business day period each quarter, beginning on the 3rd business day following the quarterly earnings release. Benefits approved for distribution but not paid at December 31, 2002, totaled approximately $47,000.

Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum. As of December 31, 2002, the participant loans had interest rates ranging from 4.75 percent to 9.5 percent, and maturity dates ranging from January 2003 to April 2019. The loans are collateralized by the participants' vested account balances.

The Plan is administered by CSL, which establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, CSL has the right to terminate the Plan. In the event that the Plan is terminated, each participant's account shall be non-forfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

The Plan was amended in 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

                              CONSECOSAVE PLUS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


2.  Plan Description (continued)

The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.


3.  Investments

Investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are summarized as follows:


                                                  2002               2001
                                                  ----               ----
Conseco Equity Fund                           $54,226,573        $78,423,637
Prudential Stable Value Fund                   26,552,303
Vanguard Institutional Index Fund              20,837,050         30,788,904
Interest Income Fund                           16,727,705         16,428,441
Conseco Fixed Income Fund                      15,867,384         17,391,698
Conseco Stock Portfolio    (a)                                    17,100,082
Conseco Money Market Fund                                         30,557,814

-----------------------
(a) Includes both participant-directed and non-participant-directed investments.


During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:


         Mutual funds                                            $(20,918,774)
         Collective fund                                              314,055
         Conseco Stock Portfolio                                  (23,793,697)
                                                                 ------------
                                                                 $(44,398,416)
                                                                 ============

                              CONSECOSAVE PLUS PLAN

4.   Conseco Stock Portfolio

The Conseco Stock Portfolio includes both participant-directed and nonparticipant-directed investments. At December 31, 2002, the Conseco Stock Portfolio consisted of shares of Conseco stock. At December 31, 2001, the Conseco Stock Portfolio consisted primarily of Conseco stock and short-term investments. Changes in net assets relating to this portfolio for the year ended December 31, 2002, are as follows:




Net investment income (loss):

   Interest and dividends                             $      3,351

   Net depreciation in fair value of stock             (23,793,697)
                                                      ------------

        Net investment loss                            (23,790,346)
                                                      ------------
Contributions:

   Employee contributions                                1,412,541

   Employer contributions                                7,683,168
                                                      ------------

        Total contributions                              9,095,709
                                                      ------------

Deductions:

   Benefits paid                                         2,219,603

   Administrative expenses                                  11,063
                                                      ------------

        Total deductions                                 2,230,666
                                                      ------------

Net employee transfers to participant-
  directed investments                                      57,280
                                                      ------------

Net decrease for the year                              (16,868,023)


Balance, beginning of year                              17,100,082
                                                      ------------

Balance, end of year                                  $    232,059
                                                      ============




                                          CONSECOSAVE PLUS PLAN

                        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (held at end of year)




 (a)                  (b)                                               (c)                              (d)            (e)
         Identity of Issuer, Borrower,                              Description                         Total         Current
            Lessor or Similar Party                                of Investment                         Cost          Value

------------------------------------------------------------------------------------------------------------------------------------

    Mutual funds:
*      Prudential Insurance Company of America  Prudential Jennison Equity Opportunity Fund                         $    480,308
       American Funds                           Euro Pacific Growth Fund                                                 818,592
       Vanguard U.S. Stock Index Funds          Vanguard Institutional Index Fund                                     20,837,050
       Ariel Funds                              Ariel Appreciation Fund                                                1,007,554
       American Funds                           Growth Fund of America                                                 1,237,323
       MFS Value Funds                          MFS Value Fund A                                                       1,346,149
       Dreyfus Funds                            Dreyfus International Stock Index Fund                                    73,588
       Dreyfus Funds                            Dreyfus Small Cap Stock Index Fund                                       373,143
       Dreyfus Funds                            Dreyfus Bond Market Index Fund                                         2,267,921
       Dreyfus Funds                            Dreyfus Mid Cap Index Fund                                               317,056
*      Conseco Fund Group                       Conseco Fixed Income Fund                                             15,867,384
*      Conseco Fund Group                       Conseco High Yield Fund                                                1,137,962
*      Conseco Fund Group                       Conseco 20 Fund                                                        2,622,616
*      Conseco Fund Group                       Conseco Balanced Fund                                                  7,128,187
*      Conseco Fund Group                       Conseco Convertible Securities                                         1,067,770
*      Conseco Fund Group                       Conseco Equity Fund                                                   54,226,573

    Collective funds:
*      Prudential Insurance Company of America  Prudential Stable Value Fund                                          26,552,303

    Guaranteed interest contract:
*      Conseco Annuity Assurance Company        Interest Income Fund                                                  16,727,705

*   Conseco Company Stock                       Conseco Company Stock (4,629,162 shares)              $43,010,314        232,059

*   Participant Loans                           Interest rates from 4.75% to 9.50%, maturity
                                                dates from January 2003 to April 2019                           0      4,574,802
                                                                                                                    ------------

           Total assets (held at end of year)                                                                       $158,896,045
                                                                                                                    ============

------------------

*  Party-in-interest

                              CONSECOSAVE PLUS PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             CONSECOSAVE PLUS PLAN


Dated:  July 11, 2003                        By: /s/ William J. Shea
                                                 -----------------------------
                                                 William J. Shea, Trustee